Exhibit 99.1

Media Relations Contacts

Lucas van Grinsven - Corporate Communications - +31 40 268 3949 - Veldhoven, the Netherlands

Investor Relations Contacts

Craig DeYoung - Investor Relations - +1 480 696 2762 - Chandler, Arizona, USA

Franki D’Hoore - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

ASML confirms 2013 outlook and sees H2 2013 sales levels continuing in H1 2014

VELDHOVEN, the Netherlands, 16 October 2013 - ASML Holding N.V. (ASML) today publishes 2013 third-quarter results.

•	ASML reports Q3 2013 results as guided and confirms a 2013 full year net sales outlook of up to EUR 5.2 billion, including Cymer

•	ASML guides fourth-quarter net sales at around EUR 1.8 billion, gross margin at between 43 and 44 percent, including accounting impact from Cymer acquisition

•	ASML sees H1 2014 sales at similar levels to H2 2013, excluding EUV

(Figures in millions of euros unless otherwise indicated)	Q3 2013	Q2 2013
Net sales	1,318	1,187
of which service and field option sales	359	271

Other income (Co-Investment Program)	17	16

New systems sold (units)	30	34
Used systems sold (units)	4	4

Net bookings, excluding EUV	1,415	1,065
Net bookings, excluding EUV (units)	51	38
ASP of booked systems, excluding EUV	27.7	28.0

Systems backlog, excluding EUV	1,838	1,395
Systems backlog, excluding EUV (units)	59	42

Gross profit	531	482
Gross margin (%)	40.3	40.6

Net income	193	221
EPS (in euro)	0.44	0.52

End-quarter cash and cash equivalents and short-term investments	2,724	2,351

CEO Statement

“ASML’s third-quarter sales and gross margin are in line with our previous guidance and were mainly driven by sales to logic customers, who continue to place orders as they fulfill their lithography capacity and technology needs with our leading-edge immersion scanners and Holistic Lithography products that are growing towards 10 percent of sales. Our first TWINSCAN NXT:1970Ci was shipped in the quarter. It delivers record productivity of above 250 wafers per hour and is optimally suited to multiple patterning at the 20/14 nanometer node, supporting our customers’ cost and technology roadmaps. As expected, we have seen healthy bookings for our advanced products from memory customers, driven by DRAM technology upgrades and additional NAND capacity. Therefore, we see demand in the first half of 2014 at a level consistent with our H2 2013 net sales, excluding additional Extreme Ultraviolet (EUV) system sales which are incremental until insertion into volume production. The integration work on our NXE:3300B EUV scanners is progressing steadily. We remain on target to deliver systems with a throughput of 70 wafers per hour next year, upgradeable to 125 wafers per hour in 2015. Based on the progress over the last few quarters, customers have intensified their cooperation with us, allocating investments and resources focused on potential insertion of EUV at the 10nm logic node,” said ASML President and Chief Executive Officer Peter Wennink.

Third Quarter 2013 Product Highlights

•	Our new TWINSCAN NXT:1970Ci system offers overlay below 2 nanometers, focus control of less than 20 nanometers and productivity of more than 250 wafers per hour. About 250 TWINSCAN NXT:1950i and NXT:1960Bi systems currently in use by our customers are field-upgradeable to the same performance level.

•	We have shipped the 100th YieldStar metrology system, which generates data for our Holistic Lithography products that control overlay, CD and focus for the most advanced process nodes of our customers.

•	We are installing the first NXE:3300B systems at customer sites and plan to ship a total of three systems this year.

•	In imaging tests, the NXE:3300B met the production requirements of the 10 nanometer logic node in imaging of lines and spaces and other critical exposure features, and it will be extendable to the 7 nanometer logic node.

Outlook

•	For the fourth quarter of 2013, ASML expects net sales of around EUR 1.8 billion, a gross margin of 43-44 percent, R&D costs of about EUR 255 million, other income of EUR 17 million — which consists of contributions from participants of the Customer Co-Investment Program — and SG&A costs of about EUR 90 million.

•	The expected fourth-quarter gross margin of between 43 and 44 percent includes an impact from non-cash purchase price accounting adjustments related to the Cymer acquisition, equivalent to a gross margin impact of about 1.6 percentage points.

•	In the fourth quarter we expect to recognize revenue for one of the three NXE:3300B EUV systems that we expect to ship this year. The first series of such systems will not contribute to profit due to the low utilization of our EUV manufacturing infrastructure and early learning curve costs in our supply chain and, directly resulting from the Cymer acquisition, the cost of the liability to upgrade the first 11 EUV sources in the field, which is now assumed by ASML. Excluding the one NXE:3300B, the Q4 gross margin would be 1.6 percent higher.

Update Share Buy Back Program

As part of ASML’s policy to return excess cash to shareholders through dividend and regularly timed share buy-backs, ASML has announced its intention to purchase up to EUR 1.0 billion of its own shares within the 2013-2014 timeframe. Through 30 September 2013, ASML has acquired 2.2 million shares under this program for total consideration of EUR 136.3 million. The repurchased shares will be cancelled. All transactions under the buy-back programs are published on ASML’s website (www.asml.com/investors). The share buy-back program may be suspended, modified or discontinued at any time.

About ASML

ASML makes possible affordable microelectronics that improve the quality of life. ASML invents and develops complex technology for high-tech lithography machines for the semiconductor industry. ASML’s guiding principle is continuing Moore’s Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. Our success is based on three pillars: technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 13,000 people on payroll and flexible contracts (expressed in full time equivalents). Our company is an inspiring place where employees work, meet, learn and share. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on: www.asml.com

Investor and Media Conference Call

A conference call for investors and media will be hosted by CEO Peter Wennink at 15:00 PM Central European Time / 09:00 AM Eastern U.S. time. Dial-in numbers are: in the Netherlands + 31 20 794 8484 and the US + 1 480 629 9856 (no confirmation code needed). Listen-only access is also available via www.asml.com

A replay of the Investor and Media Call will be available on www.asml.com

US GAAP and IFRS Financial Reporting

ASML’s primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets, and a reconciliation of net income and equity from US GAAP to IFRS as adopted by the EU (‘IFRS’)are available on www.asml.com

In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of share-based payment plans and the accounting of income taxes. ASML’s quarterly IFRS consolidated statement of profit or loss, consolidated statement of cash flows, consolidated statement of financial position and a reconciliation of net income and equity from US GAAP to IFRS are available on www.asml.com

The consolidated balance sheets of ASML Holding N.V. as of 29 September 2013, the related consolidated statements of operations and consolidated statements of cash flows for the quarter ended 29 September 2013 as presented in this press release are unaudited.

Regulated Information

This press release, the US GAAP consolidated financial statements and the IFRS consolidated financial statements published on www.asml.com comprise regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

Forward Looking Statements

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, expected sales levels, realization of systems backlog, IC unit demand, expected financial results, gross margin and expenses, expected impact and adjustments relating to the Cymer acquisition (including purchase price allocation adjustments), the number of EUV systems expected to be shipped and recognized in revenue and timing of shipments, dividend policy and intention to repurchase shares. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, our ability to successfully integrate Cymer and the amounts of adjustments ultimately recognized in connection with the Cymer acquisition, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.